# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

### July 31, 2009

### ORDER GRANTING CONFIDENTIAL TREATMENT
### UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Cambridge Heart, Inc.

### File No. 000-20991 - CF#23443

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     Cambridge Heart, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2009.

     Based on representations by Cambridge Heart, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.18        through March 31, 2010

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Russell Mancuso
            Branch Chief